77D.  Policies with Respect to Security Investments

The Board of Trustees approved changes to the Registrant's investment policies in accordance with new SEC Rule 35d-1 of the Investment Company Act of 1940. The following is the Fund's new investment policy, which became effective May 1, 2002:


Under normal circumstances, at least 80% of the Fund's net assets will be invested in common stocks. Shareholders will be provided with at least 60 days' prior written notice of any change to this policy.